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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

     Vivendi
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

     42, Avenue de Friedland
--------------------------------------------------------------------------------
                                    (Street)

     75380 Paris, France Cedex 08
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)

     March 22, 1999
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

     United States Filter Corporation (NYSE:  USF)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)
================================================================================
6. If Amendment, Date of Original (Month/Year)


================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Options to Purchase      *          *               Common Stock,          22,410,805*   $31.50*         I*             *
                                                    par value $.01
                                                    per share
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====================================================================================================================================

Explanation of Responses:

     *Please See Attached.



VIVENDI

By:       /s/  Guillaume Hannezo                             April 1, 1999
   ------------------------------------------            -----------------------
   Name:       Guillaume Hannezo                                  Date
   Title:      Chief Financial Officer

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

FORM 3 CONTINUATION SHEET

Item 1:   Vivendi
          42, Avenue de Friedland
          75380 Paris, France Cedex 08
Item 2:   March 22, 1999
Item 3:   United States Filter Corporation (NYSE:  USF)


                            EXPLANATION OF RESPONSES

* In connection with the entry into a Agreement and Plan of Merger by and among Vivendi ("Parent"), Eau Acqusition Corp. and United States Filter Corporation (the "Company") dated as of March 22, 1999 (the "Merger Agreement"), Parent entered into support agreements (the "Support Agreements") with certain stockholders and three executive officers of the Company, which are described in
Section 11 of the Offer to Purchase dated March 26, 1999 filed as an exhibit to the Schedule 14D-1 of Parent filed on such date (the "Schedule 14D-1"). The three executive officers who are parties to Support Agreements have granted to Parent an option to purchase their shares at an exercise price of $31.50, exercisable upon the terms set forth therein. Parent has also agreed in the Support Agreements with the stockholders of the Company who are not executive officers of the Company, to purchase the shares owned by such stockholders in the event the Offer is terminated or withdrawn.

     Additionally, Parent and the Company entered into a Stock Option Agreement on March 22, 1999, pursuant to which the Company granted to Parent an option to purchase 36,223,552 Shares at an exercise price of $31.50 per share, which is not currently exercisable but would become exercisable by Parent pursuant to the terms and conditions of the Stock Option Agreement if the Company were to become obligated to pay the Termination Fee (as defined in the Merger Agreement) in accordance with the Merger Agreement. The Stock Option Agreement is described in
Section 11 of the Offer to Purchase dated March 26, 1999 filed as an exhibit to the Schedule 14D-1. The foregoing descriptions are qualified by reference to the Support Agreements; the Stock Option Agreement and the Merger Agreement, respectively, which are filed as Exhibits to the Schedule 14D-1 and which are hereby incorporated herein by reference.